UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ________________________

                                    FORM 11-K
                            ________________________


(Mark One)

[X]  Annual report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

     For the Fiscal Year Ended December 31, 2000

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from _______________ to _______________

Commission File number 000-30176

                            _________________________

                     SANTA FE SNYDER SAVINGS INVESTMENT PLAN

   (Full title of the plan and address of the plan, if different from that of the issuer named below)

                           ___________________________

                            Devon Energy Corporation
                           20 N. Broadway, Suite 1500
                          Oklahoma City, Oklahoma 73102

        (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                     SANTA FE SNYDER SAVINGS INVESTMENT PLAN

                          Index to Financial Statements


Financial Statements:

       Independent Auditors' Reports                                        1

       Statements of Net Assets Available for Plan Benefits,
            December 31, 2000 and 1999                                      3

       Statements of Changes in Net Assets Available for Plan Benefits,
            Years Ended December 31, 2000 and 1999                          4

       Notes to Financial Statements                                        5

Additional Information:   *

       Schedule of Assets Held for Investment Purposes at End of Year
            as of December 31, 2000                                        11

Exhibits:

       23 - Consent of KPMG LLP                                            12
       23.1 - Consent of PricewaterhouseCoopers LLP                        13

* All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

                          Independent Auditors' Report


The Plan Administrator and Participants
Santa Fe Snyder Savings Investment Plan:


We have audited the accompanying statement of net assets available for plan benefits of the Santa Fe Snyder Savings Investment Plan (the Plan) as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 6, on January 1, 2001, the Plan was merged into the Devon Energy Corporation Incentive Savings Plan. The merger had no effect on the basis of accounting used to prepare the Plan's financial statements as of and for the year ended December 31, 2000.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000, and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                    KPMG LLP
Oklahoma City, Oklahoma
June 18, 2001

                        Report of Independent Accountants


To the Plan Administrator and Participants of the Santa Fe Snyder Savings Investment Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Santa Fe Snyder Savings Investment Plan (the "Plan") at December 31, 1999 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


PricewaterhouseCoopers LLP

Houston, Texas
June 27, 2000

                     SANTA FE SNYDER SAVINGS INVESTMENT PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999
                                                      2000             1999
                                                  -------------   --------------
                                Assets
Investments, at fair value:
     Mutual funds                                 $  45,043,923      58,690,177
     Devon Energy Corporation common stock           15,394,251              --
     Santa Fe Snyder Corporation common stock                --      12,854,642
     Loans to participants                            1,109,732       1,423,092
                                                  -------------   -------------

            Total investments                        61,547,906      72,967,911

Receivables:
     Employer contributions                             425,385         626,138
                                                  -------------   -------------

Net assets available for plan benefits            $  61,973,291      73,594,049
                                                  =============   =============

See accompanying notes to financial statements.


                          SANTA FE SNYDER SAVINGS INVESTMENT PLAN

              Statements of Changes in Net Assets Available for Plan Benefits

                          Years Ended December 31, 2000 and 1999
                                                                        2000             1999
                                                                    ------------    ------------
Additions to net assets attributable to:
     Investment income:
        Interest and dividends                                      $  3,488,935       3,222,390
        Net realized and unrealized (depreciation) appreciation in
            fair value of investments                                   (924,563)      9,379,018

     Contributions:
        Employer                                                       1,602,173       1,984,112
        Employees                                                      2,660,556       2,709,358

     Transfer from other plan                                                 --      18,313,485
                                                                    ------------    ------------

               Total additions                                         6,827,101      35,608,363
                                                                    ------------    ------------

Deductions to net assets attributed to:
     Trustee fees                                                            836           2,378
     Transfer to other plan                                               60,079              --
     Benefits paid to participants                                    18,386,944       5,369,213
                                                                    ------------    ------------

               Total deductions                                       18,447,859       5,371,591
                                                                    ------------    ------------

Change in net assets                                                 (11,620,758)     30,236,772

Net assets available for plan benefits:
     Beginning of year                                                73,594,049      43,357,277
                                                                    ------------    ------------

     End of year                                                    $ 61,973,291      73,594,049
                                                                    ============    ============

See accompanying notes to financial statements.

                     SANTA FE SNYDER SAVINGS INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(1) Merger of Santa Fe Energy Resources, Inc. and Snyder Oil Corporation and Merger of Santa Fe Snyder Corporation and Devon Energy Corporation

     On May 5, 1999, Santa Fe Energy Resources, Inc. merged with Snyder Oil Corporation and adopted the name Santa Fe Snyder Corporation (SFS). In conjunction with the merger, the Board of Directors of SFS approved a merger of the Santa Fe Snyder Savings Investment Plan (the Plan) and the Snyder Oil Corporation Profit Sharing and Savings Plan. The Board of Directors of SFS also approved the immediate vesting of Plan benefits for all persons employed on the merger date.

     On August 29, 2000, Devon Energy Corporation (Devon) and SFS completed the merger of the two companies. As a result, SFS shareholders, including the Plan, received .22 shares of Devon common stock for each share of SFS common stock owned. The Plan name has remained intact; however, all active participants of the Plan are now employed by Devon (the Plan Administrator).

(2)  Description of the Plan

     The following description of the Plan is provided for general information purposes only. For a more complete description of the Plan's provisions, refer to the Plan document.

     (a)  General

          The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted under the provisions of
          Section 401(a) of the Internal Revenue Code (the Code) with a cash or deferred arrangement qualified under Section 401(k) of the Code. Pursuant of Section 401(a)27 of the Code, the Plan is also a profit sharing plan. The Plan is a defined contribution plan covering only former employees of SFS.

     (b)  Administration of the Plan

          The Plan is administered by the seven senior executive officers of Devon (the Executive Committee). Putnam Fiduciary Trust Company (the Trustee) holds and invests the assets of the Plan.

     (c)  Contributions

          Participants may elect to contribute from 1% to 12% of their annual base pay. Tax deferred contributions to the Plan by individual employees were subject to a maximum limitation of $10,500 in 2000 and $10,000 in 1999, as required by the Code.

          Devon matches employee contributions for an amount up to 4% of each participant's base salary (the Regular Matching Contribution). In addition, if at the end of each fiscal year Devon's financial performance has met or exceeded certain predetermined criteria, each participant will receive an additional matching contribution of up to 50% of the Regular Matching Contribution (the Performance Matching Contribution). For the years ended December 31, 2000 and 1999, Performance Matching Contributions of $425,385 and $626,138, respectively, were made to the Plan. The Performance Matching
          Contribution amounts for 2000 and 1999 are accrued as employer contributions receivable in the accompanying December 31, 2000 and 1999, Statements of Net Assets Available for Plan Benefits. Prior to August 29, 2000, both the Regular and Performance Matching Contributions were made entirely in the form of SFS common stock. Subsequent to August 29, 2000, both the Regular and Performance Matching Contributions were made in cash.

          A participant who receives a qualifying distribution from a former employer's retirement or savings plan may contribute the distribution to the Plan provided that such contribution qualifies as a "rollover" contribution in accordance with Section 402 of the Code or is made by a direct trust-to-trust transfer.

     (d)  Participant Accounts

          Separate accounts are maintained in the name of each participant. Each participant's account is credited with the participant's contribution and an allocation of the employer's contributions, earnings from Plan funds in which the participant has invested and forfeitures of the unvested portion of terminated participants' accounts (which reduce the employer's future contributions). Allocations are based on participant earnings or account balances, as defined in the Plan document.

     (e)  Vesting

          Participants are 100% vested at all times with respect to their contributions and rollover accounts plus actual earnings thereon. Participants vest in employer contributions plus actual earnings thereon at a rate of 20% per year for each full year of service and become 100% vested after five full years of service, in the case of death or total disability, attainment of normal retirement age or in certain other circumstances.

     (f)  Investments

          Participants can direct all contributions made on their behalf into one or more of the Plan's investment funds. Participants may change their contribution rate and investment allocation or transfer all or a portion of the value of their accounts, including employer contributions plus earning thereon, among the Plan's investment funds at any time directly with the Trustee.

          During 2000 and 1999, the Plan's investment funds included the following:

          |X| The "Stable Value Fund" invests primarily in a collective investment trust consisting of high-quality annuity investment contracts issued by insurance companies or banks to preserve capital and maintain a consistent yield of current income. The fund also maintains investments in two previously negotiated guaranteed investment contracts issued by an insurance company. For liquidity purposes, a portion of the fund's assets are invested in high-quality money market instruments. The fund is managed by Putnam Investments, Inc.

          |X| The "Growth and Income Fund" invests primarily in the stock of large, well-established corporations in a variety of industries with an above-average history of dividend payments. The Fund's goal is to obtain long-term capital appreciation while also providing current income. The fund is managed by Putnam Investments, Inc.

          |X| The "Total Return Fund" invests in a combination of large corporation stocks that are historically strong performers and high-quality fixed-income securities. The objective of this fund is to achieve a high total return, long-term capital appreciation and current income. The fund is managed by Invesco Funds Group, Inc.

          |X| The "Putnam S&P Index Fund" invests in the common stock of the 500 industrial, utility, financial and transportation companies that comprise the Standard and Poor's 500 Stock Composite Index. The Fund attempts to mirror the performance of such index. The fund is managed by Putnam Investments, Inc.

          |X| The "Voyager Fund" invests primarily in the common stock of smaller, growth-oriented companies and larger, well-established corporations that the fund manager believes offer above-average growth potential. The fund's investment objective is rapid capital appreciation. The fund is managed by Putnam Investments, Inc.

          |X| The "Overseas Growth Fund" invests in the common stock of companies located outside of North America that offer above-average growth potential. The Fund's overall objective is long-term capital appreciation. The fund is managed by Putnam Investments, Inc.

          |X| The "New Opportunities Fund" invests primarily in the common stock of companies within certain emerging industry groups which have been identified by the fund manager as having above-average potential for growth. The Fund's overall objective is long-term capital appreciation. The fund is managed by Putnam Investments, Inc.

          |X| The "Company Stock Fund" invests in the common stock of the employer which was SFS prior to August 29, 2000, and Devon thereafter. Dividends and other distributions, or amounts received in respect of this stock, are reinvested in additional shares, and each participant's account is credited with a proportionate number of the incremental shares.

     (g)  Loans

          Loans may be made pursuant to the Plan. With respect to Plan loans, the provisions of the Plan allow for the securing of loans by, among other things, the value of the participants' vested account balance, establish a reasonable rate of interest, set forth maximum loan terms, establish any minimum and maximum loan amounts and establish a fixed repayment schedule. A maximum of two loans per participant may be outstanding at one time.

          At December 31, 2000, the interest rate charged on Plan loans ranged from 8.50% to 11.25%, depending upon the prime rate at the date of the loan. The maturity of such loans ranged from January 31, 2001, to May 16, 2015.

     (h)  Withdrawals, Transfers and Forfeitures

          In the event of a participant's death, 100% of the participant's account balance is paid to the designated beneficiaries. In the event of termination of employment or retirement, participants receive a distribution equal to the vested value of their account as of the valuation date on or following their termination of employment or normal retirement date. As allowed by the Code, the Plan also provides for hardship withdrawals under certain circumstances. Distributions may be made in a lump-sum payment or in monthly installments for a specified period. For accounts invested in the Company Stock Fund, distributions may be paid all in stock or part in stock and part in cash. Forfeitures of unvested employer contributions are applied against future employer contributions.

     (i)  Plan Termination

          The Board of Directors of Devon may amend, discontinue contributions or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

(3)  Summary of Significant Accounting Policies

     (a)  Method of Accounting

          The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles and practices as permitted by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA and accounting principles generally accepted in the United States of America.

     (b)  Valuation of Investments

          Investments in the Stable Value Fund are valued at contract or fair value. Valuations of investments in common stock and shares in registered investment company funds are based upon published quotations for the last business day of the Plan year. The valuation of the Putnam S&P Index Fund is based upon its closing sales price reported for the last business day of the Plan year. Loans are valued at cost which approximates fair market value. All investment transactions are recorded on a trade date basis.

     (c)  Expenses

          Plan administrative expenses are paid by Devon, except for loan origination and maintenance fees related to Plan loans which are paid by the participants.

     (d)  Use of Estimates

          The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results may differ from such estimates.

     (e)  New Accounting Pronouncements

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS no. 133, as amended by SFAS No. 138, requires that an entity recognize all derivatives and measure those instruments at fair value.

          SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. The Plan Administrator has determined that the impact of adopting SFAS No. 133 would be immaterial to the Plan's financial statements.

(4)  Federal Income Tax Status of the Plan

     The Internal Revenue Service issued a favorable letter of determination with respect to the tax status of the Plan dated November 19, 1997. The Executive Committee believes the Plan's design and operations are in compliance with the applicable requirements of the Code. Therefore, the related trust is exempt from federal income tax under Section 501(a) of the Code.

(5)  Investments

     The following table presents the fair values of investments that exceeded 5% of the Plan's net assets available for plan benefits at December 31, 2000 and 1999.

                                          December 31, 2000
                                          -----------------
        Company Stock Fund (a)            $      15,394,251
        Overseas Growth Fund                      3,223,041
        Total Return Fund                         3,395,520
        Growth and Income Fund                    3,265,901
        Voyager Fund                              6,034,229
        Stable Value Fund                        10,626,757
        New Opportunities Fund                    8,992,901
        Putnam S&P Index Fund                     9,505,574

     (a) Devon common stock at December 31, 2000. SFS common stock at December 31, 1999.

                                          December 31, 1999
                                          -----------------
        Company Stock Fund (a)            $      12,854,642
        Total Return Fund                         4,975,316
        Voyager Fund                              8,451,399
        Stable Value Fund                        12,631,982
        New Opportunities Fund                   12,000,938
        Putnam S&P Index Fund                    13,813,945

     (a) Devon common stock at December 31, 2000. SFS common stock at December 31, 1999.

(6)  Subsequent Event

     On January 1, 2001, the Plan was merged into the Devon Energy Corporation Incentive Savings Plan (the Devon Plan). Participants' accounts were transferred to the Devon Plan, and participants became eligible to participate under the agreement and amendments of the Devon Plan. Under the provisions of the Devon Plan, participants may elect to contribute from 2% to 15% of their annual base pay, subject to limitations under the Code. Devon may match participants' contributions in amounts determined annually by the Board of Directors. Currently, Devon is contributing amounts equal to 100% of each participant's contribution, with such matching contribution being limited to the lesser of 6% of the participant's compensation or $10,500.

                            SANTA FE SNYDER SAVINGS INVESTMENT PLAN

                Schedule of Assets Held for Investment Purposes at End of Year

                                    as of December 31, 2000
Party-in                                    Description                  Number of      Current
interest         Issuer                    of investment                  shares         value
----------------------------------   ---------------------------------   ----------   ------------
  *       Putnam Investments, Inc.   Company Stock Fund                     252,489   $ 15,394,251
          Invesco Funds Group, Inc   Total Return Fund                      128,472      3,395,520
  *       Putnam Investments, Inc.   Growth and Income Fund                 167,225      3,265,901
  *       Putnam Investments, Inc.   Voyager Fund                           258,980      6,034,229
  *       Putnam Investments, Inc.   Stable Value Fund                   10,626,757     10,626,757
  *       Putnam Investments, Inc.   New Opportunities Fund                 153,410      8,992,901
  *       Putnam Investments, Inc.   Overseas Growth Fund                   130,435      3,223,041
  *       Putnam Investments, Inc.   S&P Index Fund                         300,050      9,505,574
          Loans to participants      Maturity dates ranging from
                                     January 31, 2001 to May 16, 2015,
                                     interest rates ranging from 8.50%
                                     to 11.25%                                   --      1,109,732
                                                                                      ------------
                              Total current value of investments                      $ 61,547,906
                                                                                      ============

     *    Invested with a party-in-interest to the Plan as defined by ERISA.

The following exhibits have been filed as part of this Form 11-K, and are incorporated herein by reference.

Exhibit No.            Description
-----------            -----------
23              Consent of KPMG LLP

23.1            Consent of PricewaterhouseCoopers LLP

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


SANTA FE SNYDER SAVINGS INVESTMENT PLAN


By:  DANNY J. HEATLY
     Danny J. Heatly
     Vice President - Accounting

June 29, 2001

                                 EXHIBIT INDEX

Exhibit
No.         Description                         Method of Filing
-------     -----------                         ----------------

23      Consent of KPMG LLP                     Filed herewith electronically

23.1    Consent of PricewaterhouseCoopers LLP   Filed herewith electronically